Exhibit 4.34

SUMMARY OF REQUEST FOR RECEIPT OF A LOAN IN FOREIGN CURRENCY –

THE FIRST INTERNATIONAL BANK OF ISRAEL LTD (“FIBI”)

In December 2015, the Company received a loan in the principal amount of Euro 3,000,000 from the First International Bank. The loan bears interest at the rate of LIBOR+2.5% per annum. The loan is repayable in 20 equal quarterly installments commencing in March 2016.

In December 2015, the Company received a loan in the principal amount of $3,000,000 from the First International Bank. The loan bears interest at the rate of LIBOR+1% per annum. The loan is repayable in 20 equal quarterly installments commencing in March 2016.